SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

Commission File Number:    000-19182

For the month of:         February 2006

ALLIED GOLD LIMITED
(Translation of registrant’s name into English)

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, W.A. 6106 Australia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALLIED GOLD LIMITED (Registrant)

Date: July 10, 2006	By: /s/ Albert Longo Albert Longo Corporate Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Allied Gold Limited
ACN/ARSN	106 855 067

1. Details of substantial holder (1)

Name	Westpac Nominees Limited
ACN/ARSN (if applicable)	

The holder became a substantial holder on 06/02/2006

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	7,680,000	7,680,000	5.203%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
WF Asian Smaller Companies Fund Limited	Beneficial Owner	7,680,000 Ordinary

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
WF Asian Smaller Companies Fund Limited	Westpac Nominees Limited	N/A	7,680,000 Ordinary

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WF Asian Smaller Companies Fund Limited	2 Feb 2006 (Placement of Shares)	AUD2,672,000.00		6,680,000 Ordinary

WF Asian Smaller Companies Fund Limited	Open Market Purchase from 19 to 27 January 2006	AUD 426,760.52		1,000,000 Ordinary

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
WF Asian Smaller Companies Fund Limited	17/F Crocodile House I, 50 Connaught Road Central, Hong Kong

Signature

For and on behalf of
WF ASIAN SMALLER COMPANIES FUND LIMITED

print name		capacity	Annie Lai - Chief Financial Officer
sign here	*Authorized Signature(s)*	date	07/Feb/2006

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

ALLIED GOLD LIMITED

8 February 2006

Australian Stock Exchange
Company Announcements Office

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Completion of Placement

Allied Gold Limited is please to announce completion of the placement of 23,304,172 shares at 40 cents each to raise $9,321,169.

As advised to the market on 22 December 2005 the proceeds from this placement will be used to;

- commence pre-development earthworks and infrastructure associated with the Simberi Oxide Deposit;
- provide funds for upgrading the sulphide resources on Simberi to reserve status;
- continue with exploration and evaluation of identified mineralised targets on Simberi, Tatau and Big Tabar Islands;
- support the corporate and administrative activities of the Company; and
- provide working capital and meet the costs of the issue.

The issue of these 23,304,172 shares was approved by shareholders on 31 January 2006.

Yours faithfully

Jeff Moore
Managing Director

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED

Enquiries to:

Mr Jeff Moore, Managing Director or David Lymburn, Director
Phone: +61 (0)8 9353 3638

Facsimile: +61 (0)8 9353 4844

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED GOLD LIMITED

13 February 2006

The Manager
Company Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

ALLIED GOLD LIMITED
Notice under Section 708A

On 8 February 2006, Allied Gold Limited (**Company**) placed 23,304,172 shares at 40 cents per share to raise a total of $9,321,669, to various investors pursuant to a private placement. The securities are part of a class of securities quoted on the Australian Stock Exchange Limited (**ASX**).

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

David Lymburn
Director

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED

16 February 2006

Australian Stock Exchange
Company Announcements Office

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Allied Raises A$ 41.7 million to Fund Development of Simberi Oxide Gold Project

Allied Gold Limited is pleased to announce the closure of a Placement of 94,737,482 shares at 44 cents each to raise A$41,684,492. This Placement was undertaken by the Company's UK broker Mirabaud Securities Limited, and Hartleys Limited as Joint Lead Managers.

The Placement was made to tier one global investment institutions based in the United Kingdom and Australia. The institutional investors who have taken significant equity positions in Allied in this capital raising, and their % interest in the Company, include;

Fidelity	6.7%
Rubicon	6.7%
M&G	6.6%
L-R Global	5.4%

The Offer was heavily oversubscribed, resulting in a scale back in the allocations to the applicants.

The Company will allot 15,192,027 of the shares in the Placement immediately upon settlement under the Company's 15% capacity, and the remaining 79,545,455 will be allotted after shareholder approval. A shareholders' meeting for this approval will be held on or about 30 March 2006.

Cognisant of the Company's broadening international shareholder base the Company will, as previously stated, seek admission to the AIM market of the London Stock Exchange. This is programmed to be completed in April 2006.

The success of this Placement is a clear endorsement of the quality of Allied's project as being one of only a few offering near term production, giving earnings exposure to a potential rising gold price, and also offering significant exploration upside.

On completion of this current Placement the Company will have in excess of A$50 million in cash reserves, and on conclusion of its debt finance facility which is imminent, will be fully funded to develop the Simberi Oxide Gold Project, with no further requirement for equity.

The Company intends to use part of the funds raised to fund an accelerated exploration programme, which will include the mobilisation of additional drilling rigs.

Allied has been highly successful to date in identifying new gold resources which it believes will increase the existing defined gold reserves. This should extend mine life as well as lifting the current anticipated rate of gold production beyond the currently programmed 62,500 ounces per annum.

On 3 November 2005 the Company announced completion of an Optimised Feasibility Study (OFS) for the Simberi Oxide Gold Project which concluded the capital cost for development of the mine and processing plant was US$37.9M (A$49.2M at the OFS exchange rate of 0.77).

Funds raised in this Placement will fund the Company's equity component of the total funding required for the development and construction of the Simberi Oxide Gold Project. This has already commenced with the acquisition and mobilisation of equipment to site to begin pre-development site infrastructure and early start earthworks.

The remainder of the funds required for development and construction of the Simberi Oxide Gold Project will be debt funded. RMB Resources Limited ("Rand") has been mandated to arrange the debt finance package and has offered a Draft Finance Facility Term Sheet for the Company to approve of up to US$25 million (if required).

Rand and the Company are well advanced with technical due diligence and documentation for completing the remaining project debt financing, which is programmed to be concluded in the next several weeks.

Yours faithfully

Jeff Moore
Managing Director

Enquiries to:

Mr Jeff Moore, Managing Director or David Lymburn, Director
Phone: +61 (0)8 9353 3638
Facsimile: +61 (0)8 9353 4844

Forward-Looking Statements.

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy.

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

ALLIED GOLD LIMITED
ACN 104 855 067

17 February 2006

Company Announcements Office
Australian Stock Exchange Ltd
ASX Release

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Dear Sir/Madam

FURTHER HIGH-GRADE GOLD INTERCEPTS AT SOROWAR WEST CONFIRM POTENTIAL FOR DEPOSIT EXTENSIONS

DRILLING UPDATE – SIMBERI GOLD PROJECT

Highlights

An outstanding gold intercept has been returned from drilling to the west of the Sorowar oxide gold deposit (Sorowar Camp area) on Simberi Island, viz:

- **16m at 18.9g/t gold** from 73m including **10m at 29.9g/t gold** from 73m in RC 1186.

Other gold intercepts include:

- **7m at 2.38g/t gold** from 48m in RC1185.
- **2m at 7.33g/t gold** from 61m in RC1187.

The drilling programmes at the Sorowar Camp and Sorowar East areas, both of which lie outside of the current Sorowar resource, are ongoing.

<u>**Sorowar West Area (Sorowar Camp)**</u>

The 2006 Simberi Island exploration drilling programme commenced during January with eight holes drilled at the Sorowar Camp area to follow up oxide gold intersections encountered in late 2005 during sterilisation drilling.

Results from the first three holes, tabulated below, are highly encouraging. Although results are yet to be received from the remaining five holes, it is considered likely that additional oxide mineralisation will be identified that will extend the proposed Sorowar oxide pit *(refer to map attached)*.

SOROWAR CAMP REGION – OXIDE TARGETS								
Drillhole	**Northing (mN) Simb grid**	**Easting (mN) Simb grid**	**Dip/Azimuth (°) Simb grid**	**From (m)**	**To (m)**	**Interval (m)**	**Grade (g/t Au)**	**Mineralisation Type**
RC1185	10,100	8,924	-60°/063°	0	100	100	0.47	Ox, Tr, Su
				48	55	**7**	**2.38**	Ox
				80	89	9	1.64	Ox, Tr, Su
			incl.	81	85	**4**	**2.93**	Tr
				92	94	2	0.68	Ox
RC1186	10,044	9,018	-60°/342°	0	126	**126**	**2.79**	Ox, Tr, Su
				0	9	9	1.41	Ox
				40	52	12	0.66	Ox
				56	60	4	0.99	Ox, Tr
				73	89	**16**	**18.9**	Ox
			incl.	73	83	**10**	**29.9**	Ox
			with	73	75	**2**	**20.4**	Ox
			and	77	79	**2**	**119**	Ox
RC1187	10,075	9,050	-60°/327°	0	115	115	0.35	Ox, Tr, Su
				1	14	13	0.90	Ox
			incl.	1	6	5	1.24	Ox
				21	23	2	0.58	Ox
				61	63	**2**	**7.33**	Ox

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:
Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cutoff 0.5g/t Au, "including" cutoff 1.0g/t Au, "with" cutoff 10.0g/t Au.

Previous results from the Sorowar Camp area include RC1161 which was drilled in November 2005 to sterilise ground to the west of the proposed Sorowar pit *(refer to map attached)*. Significant results from RC 1161 using a 0.5g/t gold cutoff include;

- **13m at 4.55g/t gold** from 64m,
- **1m at 6.70g/t gold** from 211m,
- **15m at 1.17g/t gold** from 215m.

At Sorowar, the largest pit scheduled for mining, currently defined **reserves and resources within the designed pit** total;

13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.

(Source: Gemcom – October 2005 – 2005 Mineral Resource Estimate, 2005 pit optimisation, 2005 pit design, US$440/oz Au)

The Board is confident that the project economics can be further enhanced by efficiencies resulting from increased throughput, reduced initial capital expenditure and improved gold selling price.

Other Drilling

In addition to drilling at Sorowar Camp, two holes have been drilled at strategic locations to further test oxide mineralisation at Sorowar East. Results have not yet been received.

Drilling during February will further test sulphide mineralisation at Pigiput, an IP anomaly at Pigicow, and extensions to oxide mineralisation and IP anomalies in the Samat and Bekou areas.

Simberi Island Resources Summary

Currently identified gold resources on Simberi Island comprise;

46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces.

OXIDE and TRANSITIONAL Gold Resources

	Million Tonnes	Gold Grade (g/t)	Ounces
Measured	12.14	1.32	515,000
Indicated	9.92	1.13	359,000
Inferred	19.70	1.09	690,000
TOTAL Resources	**41.75**	**1.16**	**1,564,000**

Base cutoff at 0.5g/t Au.

Simberi mineralisation types are:
Oxide material (free milling-type) – extremely weathered (cyanide leach recovery >90%, Sorowar average 92%)
Transitional material – distinctly weathered (cyanide leach recovery 50-90%, Sorowar average 72%)

(Source: Simberi Oxide Gold Project – Optimised Feasibility Study – Lycopodium Engineering Pty Ltd – October 2005)

SULPHIDE Gold Resources

	Million Tonnes	Gold Grade (g/t)	Ounces
Inferred	5.0	4.38	704,000
TOTAL Resources	**5.0**	**4.38**	**704,000**

Variable base cutoffs from 0.5g/t Au to 4.0g/t Au, variable top cuts or no top cut

Simberi mineralisation types are:
Sulphide material (refractory-type) – slightly weathered to fresh (cyanide leach recovery generally <50%, Sorowar average 66%)

(Source: Nord Pacific Ltd Internal Report – July 1999)

Yours faithfully
ALLIED GOLD LIMITED

J.J.Moore
Managing Director


Allied Gold Limited
Sorowar Camp Area
Previous drillholes Black
New drillholes Red
Proposed pit outline Blue
5m contours
meters

The information in this Stock Exchange Announcement that relates to exploration results, together with any related assessments and interpretations, has been approved for release by Mr. M Binns, M.Sc., M.Aus.I.M.M., a qualified geologist and full-time employee of the Company. Mr Binns has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves".

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

<u>For enquiries in connection with this release please contact:</u>

Allied Gold Limited
+61 8 9353 3638 phone
+61 8 9353 4894 fax
info@alliedgold.com.au e-mail

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices, uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals; and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied, nor is this communication an offer to purchase nor a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

NEWS

• RELEASE •

FOR IMMEDIATE RELEASE
Friday 17 February 2006

ALLIED'S POTENTIAL FOR LARGER DEPOSIT AFTER NEW HIGH-GRADE GOLD INTERCEPTS AT PNG PROJECT

- Directors also outline re-optimisation program to better reflect current gold price

Allied Gold Limited says it is confident of extending mineralisation at its main gold project in Papua New Guinea after encountering new high grade intercepts from drilling last month around the main pit area.

The Company announced today that drilling to the west of the main Sorowar oxide gold deposit at its Simberi Island project, 60 kilometres north of Lihir Island, had encountered:

- **16m at 18.9g/t gold** from 73m including **10m at 29.9g/t gold** from 73m in RC 1186.

Other gold intercepts included

- **7m at 2.38g/t gold** from 48m in RC1185.
- **2m at 7.33g/t gold** from 61m in RC1187.

The high grade gold intersections closely follow Allied Gold's announcement this week that it had raised A$41.7 million in the United Kingdom in oversubscribed offers to fund development work enabling Simberi's Sorowar deposit to be mined from later this year.

Results announced today are from the first three of eight new holes drilled at the Sorowar West Camp Area, which lies outside of the main Sorowar pit resource.

"Our drilling programs at this location are continuing, and at Sorowar East, to follow up oxide gold intersections encountered late last year during sterilisation drilling," Allied Gold's Managing Director, Mr Jeff Moore, said today.

"Results from the first three holes (tabulated below) are highly encouraging," Mr Moore said.

"Although results are yet to be received from the remaining five holes, it is considered likely that additional oxide mineralisation will be identified that will extend the proposed Sorowar oxide pit."

The main Sorowar pit, currently scheduled for first mining, hosts defined reserves and resources within the designed pit of 13.5 million tonnes at 1.22 g/t gold for 530,000 ounces.

Allied Gold's currently identified total gold resources on Simberi Island comprise **46.8 million tonnes at 1.51 g/t gold for 2.27 million ounces.**

SOROWAR CAMP REGION – OXIDE TARGETS								
Drillhole	Northing (mN) Simb grid	Easting (mN) Simb grid	Dip/Azimuth (°) Simb grid	From (m)	To (m)	Interval (m)	Grade (g/t Au)	Mineralisation Type
RC1185	10,100	8,924	-60°/063°	0	100	100	0.47	Ox, Tr, Su
				48	55	**7**	**2.38**	Ox
				80	89	9	1.64	Ox, Tr, Su
			incl.	81	85	**4**	**2.93**	Tr
				92	94	2	0.68	Ox
RC1186	10,044	9,018	-60°/342°	0	126	**126**	**2.79**	Ox, Tr, Su
				0	9	9	1.41	Ox
				40	52	12	0.66	Ox
				56	60	4	0.99	Ox, Tr
				73	89	**16**	**18.9**	Ox
			incl.	73	83	**10**	**29.9**	Ox
			with	73	75	**2**	**20.4**	Ox
			and	77	79	**2**	**119**	Ox
RC1187	10,075	9,050	-60°/327°	0	115	115	0.35	Ox, Tr, Su
				1	14	13	0.90	Ox
			incl.	1	6	5	1.24	Ox
				21	23	2	0.58	Ox
				61	63	**2**	**7.33**	Ox

Note:

Assaying for gold by fire assay (50gm) with AAS finish (ALS Chemex Laboratories – Townsville)

Sorowar mineralisation types are:
Ox = oxide material – extremely weathered (average cyanide leach recovery 92%)
Tr = transitional material – distinctly weathered (average cyanide leach recovery 72%)
Su = sulphide material – slightly weathered to fresh (average cyanide leach recovery 66%)

Intercept interval cut-off 0.5g/t Au, "including" cut-off 1.0g/t Au, "with" cut-off 10.0g/t Au.

Previous results from the Sorowar Camp area include RC1161 which was drilled in November 2005 to sterilise ground to the west of the proposed Sorowar pit *(refer to map attached)*. Significant results from RC 1161 using a 0.5g/t gold cut-off include;

- **13m at 4.55g/t gold** from 64m,
- **1m at 6.70g/t gold** from 211m,
- **15m at 1.17g/t gold** from 215m.

Results are currently awaited on holes drilled in recent weeks at strategic locations to further test oxide mineralisation at Sorowar East.

"Current drilling will further test sulphide mineralisation at Pigiput, an IP anomaly at Pigicow, and extensions to oxide mineralisation and IP anomalies in the Samat and Bekou areas.

Directors outline gold re-optimisation program

Directors also today announced a re-optimisation of Allied Gold's current resource and gold inventory to better reflect world gold prices.

"Our current resource and gold inventory has been calculated at US$440 per ounce and the re-optimisation is expected to add further significant mineable resources," Mr Moore said.

"We are also assessing the various options to increase throughput in the proposed mine which in turn would result in a significant lift in production forecasts in the current mine plan," he said.

"The Board is confident that the project economics can be further enhanced by efficiencies resulting from such increased throughput, reduced initial capital expenditure and improved gold selling price."

MEDIA CONTACTS:

Jeff Moore
Allied Gold Limited
(08) 9353 3638
0400 927 202

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

ALLIED GOLD LIMITED

ABN

86 104 855 067

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,212,027 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Ordinary shares – fully paid.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes.
5	Issue price or consideration	Ordinary shares 15,192,027 at $0.44, and 20,000 at $0.20.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Ordinary shares – 15,192,027 placement refer ASX announcement dated 16 Feb 2006 for further details. – 20,000 ; conversion of options.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	23 February 2006

+ See chapter 19 for defined terms.

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	162,811,844 25,017,411	Ordinary (ALD) Options (ALDO)

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	2,000,000	Options expiring 31 Dec 2006 exercisable at $0.25
		3,100,000	Options expiring 31 Dec 2008 exercisable at $0.50
		4,000,000	Options expiring 30 June 2007 exercisable at $0.30
		2,000,000	Options expiring 30 June 2007 exercisable at $0.40

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	The company does not expect to pay dividends in the next 12 months.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	

+ See chapter 19 for defined terms.

17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period

(if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: (Director/Company secretary) Date: 23 February 2006

Print name: DAVID LYMBURN...

== == == == ==

+ See chapter 19 for defined terms.

ALLIED GOLD LIMITED

23 February 2006

The Manager
Company Announcement Office
Australian Stock Exchange Limited
Exchange Centre
Level 4, 20 Bridge Street
SYDNEY NSW 2000

FOR IMMEDIATE RELEASE TO THE MARKET

ALLIED GOLD LIMITED
Notice under Section 708A

On 23 February 2006, Allied Gold Limited (**Company**) allotted 15,192,027 shares pursuant to a private placement to clients of Hartleys Limited at 44 cents per share to raise a total of $6,684,492. The securities are part of a class of securities quoted on the Australian Stock Exchange Limited (**ASX**).

The Company gives this notice pursuant to Section 708A(5)(e) of the Corporations Act.

The shares were issued without disclosure to investors under Part 6D.2, in reliance on Section 708A(5) of the Corporations Act.

The Company, as at the date of this notice, has complied with:

(a) the provisions of Chapter 2M of the Corporations Act; and

(b) Section 674 of the Corporations Act.

There is no excluded information for the purposes of Sections 708A(7) and (8) of the Corporations Act.

Yours faithfully

David Lymburn
Director

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED

27 February, 2006

ASX STATEMENT AND MEDIA RELEASE

The Manager
Company Announcements Office
Australian Stock Exchange Limited
Level 4
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services"

Dear Sir / Madam

NEW APPOINTMENT REFLECTS TRANSITION TO PRODUCING MINE STATUS

Allied Gold Limited has appointed a new Managing Director to further drive the Company's transition from explorer to first production next year of its flagship Simberi Oxide Gold Project in Papua New Guinea.

Directors announced today the appointment of highly experienced mining engineer, Mr Wayne Loxton, to the position – with direct responsibility for commencing mining at the main Sorowar oxide gold deposit at Simberi, 60 kilometres north of Lihir Island - within the first half of 2007.

Mr Loxton – who has extensive international experience in mine start-ups, plant optimisation and mine operational performance – will succeed Mr Jeffrey Moore, who has managed the Company since listing in December 2003 and who is to continue as an Executive Director.

"Mr Loxton joins the Board at a critical time in the Company's development," Allied Gold's Chairman, Mr Mark Caruso, said today.

"We are an emerging gold producer and need within this transition process to enhance our management and technical resources to ensure the necessary project development and operational expertise is available to bring Simberi into production 12 months from now," Mr Caruso said.

Mr Loxton is a mining engineer with a career spanning 25 years. He has held a number of senior executive management positions with several ASX-listed mining companies . A gold resources specialist, Mr Loxton is a former General Manager on a number of gold and base metal mines within Australia and overseas and has completed evaluations of resource projects worldwide, including North America, Ghana, Philippines, Indonesia, Papua New Guinea, Zimbabwe and Fiji.

His operational experience covers both underground and open-pit mining operations as well as Project Management roles for bankable feasibility studies, mine contract negotiations and engineering, procurement, construction management contracts.

Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia 6106
PO Box 235, Welshpool DC 6986
Telephone: +61 8 9353 3638 Facsimile: +61 8 9353 4894 Email: info@alliedgold.com.au
www.alliedgold.com.au

ALLIED GOLD LIMITED

More recently, Mr Loxton was engaged to complete a pre-feasibility optimisation study and bankable feasibility study for the 5mtpa St Ives gold plant for Goldfields which was constructed on-time and within budget at a cost of A$125 million.

"We are about to move to detailed engineering and construction work for Simberi while continuing to expand our exploration and drilling schedules there to add to our resource base, so this appointment strengthens our current executive and non executive team," Mr Caruso said.

Allied Gold last week announced that it was assessing various options with a view to increasing mine throughput which would result in a significant lift in production forecasts.

Allied Gold has in recent days reported new high grade intercepts from outside of the main Sorowar pit, including **16m at 18.9g/t gold** from 73m in RC 1186, **7m at 2.38g/t gold** from 48m in RC1185 and **2m at 7.33g/t gold** from 61m in RC1187.

The Company recently raised A$51.7 million, predominantly in the United Kingdom in oversubscribed offers to fund development work at the Simberi Oxide Gold Project.

The Company also advises that Mr Mark Caruso has assumed the position of Executive Chairman to guide the Company in this important mining development phase.

MEDIA CONTACTS:

Wayne Loxton
Allied Gold Limited
(08) 9353 3638
0419 833 090

Kevin Skinner
Field Public Relations
08 8234 9555
0414 822 631

Rule 3.19A.1

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**ALLIED GOLD LIMITED**
ABN	**86 104 855 067**

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	WAYNE GREGORY LOXTON
Date of appointment	27 FEBRUARY 2006

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Number & class of securities

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Ms Donna Joy Loxton atf Loxton Investment Trust	213,525 shares 33,333 listed options expiring 30 June 2007 exercisable at $0.20.

+ See chapter 19 for defined terms.

Part 3 – Director's interests in contracts

Detail of contract	Executive employment contract
Nature of interest	Incentive options which are to be granted after approval by shareholders.
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	2,000,000 exercisable at $0.50 on or before 31 March 2009. 2,000,000 exercisable at $0.50 on or before 31 March 2009 once the Company's volume weighted average share price exceeds $0.60 for 5 consecutive days. 1,000,000 exercisable at $0.50 on or before 31 March 2009 once the Company's volume weighted average share price exceeds $0.80 for 5 consecutive days. 1,000,000 exercisable at $0.50 on or before 31 March 2009 once the Company's volume weighted average share price exceeds $1.00 for 5 consecutive days.

+ See chapter 19 for defined terms.

ALLIED GOLD LIMITED

ABN 86 104 855 067

NOTICE OF GENERAL MEETING

EXPLANATORY STATEMENT

PROXY FORM

TIME: 10.00am (WST)

DATE: 30 March 2006

PLACE: The Seminar Room, 8th floor
Exchange Plaza
2 The Esplanade
PERTH, WESTERN AUSTRALIA

This Notice of General Meeting is an important document and requires your immediate attention. Please read it carefully. If you are in doubt as to what you should do, please consult your professional adviser.

CONTENTS PAGE

Notice of General Meeting (setting out the proposed resolutions)	3
Explanatory Statement (explaining the proposed resolutions)	5
Glossary	9
Proxy Form	10

TIME AND PLACE OF MEETING AND HOW TO VOTE

VENUE

The General Meeting of the Shareholders of Allied Gold Limited which this Notice of General Meeting relates to will be held at 10:00 am (WST) on Thursday, 30 March 2006 at:

The Seminar Room, 8th floor
Exchange Plaza
2 The Esplanade
PERTH, WESTERN AUSTRALIA

VOTING IN PERSON

To vote in person, attend the General Meeting on the date and at the place set out above.

VOTING BY PROXY

To vote by proxy, please complete and sign the proxy form enclosed and either:

(a) deliver the proxy form by hand to the Company's registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

(b) send the proxy from by facsimile to the Company on facsimile number (61 8) 9353 4894.

so that it is received not later than 10:00 am (WST) on 28 March 2006.

Proxy forms received later than this time will be invalid.

NOTICE OF GENERAL MEETING

Notice is given that the General Meeting of Shareholders of Allied Gold Limited will be held at The Seminar Room, 8th floor, Exchange Plaza, 2 The Esplanade, Perth, Western Australia at 10:00 am (WST) on Thursday, 30 March 2006.

The Directors have determined pursuant to Regulation 7.11.37 of the Corporations Regulations 2001 (Cth) that the persons eligible to vote at the General Meeting are those who are registered Shareholders of the Company on 28 March 2006 at 10:00 am (WST).

AGENDA

ORDINARY BUSINESS

The Explanatory Statement which accompanies and forms part of this Notice describes the matters to be considered at the Meeting.

1. RESOLUTION 1 – RATIFICATION OF PRIOR ISSUE OF SECURITIES

To consider and, if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.4 of the ASX Listing Rules and for all other purposes, Shareholders ratify the allotment and issue of 15,192,027 Shares to the parties set out in the Explanatory Statement on the terms set out in the Explanatory Statement accompanying this Notice."

Voting Exclusion: The Company will disregard any votes cast on this resolution by a person who participated in the issue and any associate of those persons.

2. RESOLUTION 2 – ISSUE OF SECURITIES PURSUANT TO PLACEMENT

To consider and if thought fit, to pass, with or without amendment, the following resolution as an ordinary resolution:

"That, for the purposes of Listing Rule 7.1 of the ASX Listing Rules and for all other purposes, approval is given for the Company to allot and issue 79,545,455 Shares, further details of which are set out in the Explanatory Statement accompanying this Notice."

Voting Exclusion: The Company will disregard any votes cast on this resolution by a person who may participate in the proposed issue and any person who might obtain a benefit, except a benefit solely in the capacity of a security holder, if the resolution is passed, and any associate of those persons.

DATED:

BY ORDER OF THE BOARD

MR DAVID LYMBURN
COMPANY SECRETARY
ALLIED GOLD LIMITED

Voting Exclusion Note:

Where a voting exclusion applies, the Company need not disregard a vote if it is cast by a person as a proxy for a person who is entitled to vote in accordance with the directions on the proxy form or it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

EXPLANATORY STATEMENT

This Explanatory Statement has been prepared for the information of the Shareholders of the Company in connection with the business to be conducted at the General Meeting.

1. BACKGROUND

1.1 Placement

The Company intends to raise a total of approximately $41.7 million through a placement of 94,737,482 Shares at a price of $0.44 per Share (**Placement**). The Placement involves:

(a) the issue of 15,192,027 Shares to Australian resident sophisticated investors who are clients of Hartleys Limited (**Hartleys**) (the subject of Resolution 1); and

(b) the issue of 79,545,455 Shares to UK based investors, institutions and fund managers who are clients of the UK based broking firm Mirabaud Securities Limited (**Mirabaud**) (the subject of Resolution 2).

The institutional investors who will hold a significant equity holding in the Company following completion of the Placement are as follows:

Company	Fully diluted % interest
Fidelity	6.7%
Rubicon	6.7%
M&G	6.6%
L-R Global	5.4%

After completion of the Placement, the Company intends to seek a secondary listing on the Alternative Investment Market of the London Stock Exchange (**AIM**).

1.2 Project Information and Use of Funds

The Simberi Oxide Gold Project is an existing asset of the Company which it has owned since the acquisition of Nord Pacific Limited was completed in September 2004. It represents the first mine development and construction of a gold processing plant to treat oxide resources on ML 136 located on Simberi Island, New Ireland Province, Papua New Guinea.

On 3 November 2005, the Company announced to ASX that an Optimised Feasibility Study (**OFS**) had been completed in respect of the Simberi Oxide Gold Project and that the Company would proceed to mine development. According to the OFS, the estimated capital cost of the Simberi Oxide Gold Project is US$37.9 million.

The 2.27Moz Simberi Oxide Gold Project is located on Simberi Island in the New Ireland Province of eastern Papua New Guinea about 60 km to the north west of the Lihir Gold Mine. The Simberi Oxide Gold Project is an open-pit mining project which will extract ore from seven deposits which represent the well known surface

and near surface oxidised caps to underlying sulphide gold mineralisation on eastern Simberi Island. The ore will be transported to a leach processing facility located at Pigiput Bay.

The Company has received Government permits and landowner agreements in relation to the Simberi Oxide Gold Project. Construction of the Simberi Oxide Gold Project is expected to commence by May 2006 subject to completion of formal project finance and approval by the Bank of PNG. Project commissioning and first gold production is expected in the first half of 2007.

As per the ASX announcement and based on current information and circumstances, the funds raised from the Placement will be used as the equity funded portion of the Simberi Oxide Gold Project capital costs. The remainder of the capital cost requirement will be funded by debt. The Company is presently in the advanced stage of negotiation with RMB Resources Limited who have been mandated to provide a project finance facility for the Project.

The Company intends to use part of the funds raised to fund an accelerated exploration program, which will include the mobilisation of additional drilling rigs. Given the nature of the mine development and construction of processing plant, it is not practical to provide a more detailed breakdown of the application of the funds raised by the Placement. Following completion of the Placement and acceptance of a project finance facility specific to the Simberi Oxide Gold Project, the Company will have sufficient working capital to carry out its stated objectives.

2. RESOLUTION 1 – RATIFICATION OF PRIOR ISSUES OF SECURITIES

2.1 Background

As part of the Placement, the Company has placed a total of 15,192,027 Shares with Australian resident sophisticated investors who are clients of Hartleys. These sophisticated investors are excluded persons within the meaning of section 708 of the Corporations Act and the placement was made under the Company's current capacity in terms of ASX Listing Rule 7.1. The issue of the Shares complied with Listing Rule 7.1 at the time of issue.

By Resolution 1, the Company is seeking Shareholder ratification pursuant to Listing Rule 7.4 for the issue of the 15,192,027 Shares. By ratifying this issue, the Company will retain the flexibility to issue equity securities in the future up to the 15% threshold as set out in Listing Rule 7.1 without the requirement to obtain prior Shareholder approval.

2.2 Regulatory Requirements – ASX Listing Rules

Listing Rule 7.5 contains certain requirements as to the content of a notice sent to Shareholders for the purposes of Listing Rule 7.4 and the following information is included in this Explanatory Statement for that purpose:

(a) a total of 15,192,027 Shares were allotted and issued on 23 February 2006 at a price of $0.44 per Share;

(b) the Shares were allotted and issued to Australian resident sophisticated investors who are clients of Hartleys. No Shares were issued to related parties of the Company;

(c) the Shares issued were all fully paid ordinary shares in the capital of the Company and rank equally with the existing Shares on issue;

(d) $6,684,492 was raised from the issue of the securities; and

(e) the funds raised from the Placement will be used in the manner described in Section 1.2 of this Explanatory Statement same purposes as set out in paragraph 1.2 of this Explanatory Statement.

3. RESOLUTION 2– ISSUE OF SECURITIES PURSUANT TO PLACEMENT

3.1 Background

Listing Rule 7.1 provides that a company must not, subject to certain exceptions, issue during any 12 month period, any equity securities or other securities with rights of conversion to equity (such as an option) if the number of those securities exceeds 15% of the number of fully paid ordinary securities on issue 12 months before the date of issue:

(a) plus the number of fully paid ordinary securities issued in the 12 months under an exception in ASX Listing Rule 7.2;

(b) plus the number of partly paid ordinary securities that became fully paid in the 12 months;

(c) plus the number of fully paid ordinary securities issued in the 12 months with approval of holders of ordinary securities under ASX Listing Rule 7.1; and

(d) less the number of fully paid ordinary securities cancelled in the 12 months.

One circumstance where an issue is not taken into account in the calculation of this 15% threshold is where the issue has the prior approval of shareholders in general meeting.

3.2 Regulatory Requirements – ASX Listing Rules

The Company is seeking shareholder approval for the proposed issue of 79,545,455 Shares so that this number of securities is not included in the 15% calculation set out in Listing Rule 7.1.

Listing Rule 7.3 requires that the following information be provided to Shareholders:

(a) the maximum number of securities to be issued is 79,545,455 Shares;

(b) the Shares will be issued at a price of $0.44 per Share;

(c) up to $35,000,000 will be raised from the issue of the Shares;

(d) the Shares will be issued to predominantly UK based investors, institutions and fund managers who are clients of Mirabaud. These investors will be exempt investors under section 708 of the Corporations Act. In addition, no Shares will be issued to related parties of the Company;

(e) the Shares will be issued no later than 3 months after the date of this Meeting (or later to the extent permitted by any ASX waiver of the Listing Rules) and it is anticipated that allotment will occur on one date;

(f) the Shares to be issued will rank equally in all respects with the Company's existing Shares on issue; and

(g) the funds raised from the Placement will be used in the manner described in Section 1.2 of this Explanatory Statement.

4. ENQUIRIES

Shareholders are required to contact the Company Secretary on (61 8) 9353 3638 if they have any queries in respect of the matters set out in these documents.

GLOSSARY

ASX means Australian Stock Exchange Limited.

Board means the board of directors of the Company.

Company means Allied Gold Limited (ABN 86 104 855 067).

Constitution means the Company's constitution.

Corporations Act means the Corporations Act 2001 (Cth).

Directors mean the directors of the Company.

Explanatory Statement means the explanatory statement to the Notice.

Meeting means the meeting convened by the Notice.

Notice means the notice of general meeting accompanying this Explanatory Statement.

Share means a share in the Company.

Shareholder means a shareholder in the Company.

PROXY FORM

APPOINTMENT OF PROXY
ALLIED GOLD LIMITED
ABN 86 104 855 067

I/We

being a Member of ALLIED GOLD LIMITED entitled to attend and vote at the Meeting, hereby

Appoint

Name of proxy

OR

☐ Mark this box if you wish to appoint the Chairman of the Meeting as your proxy

or failing the person so named or, if no person is named, the Chairman of the Meeting or the Chairman's nominee, to vote in accordance with the following directions or, if no directions have been given, as the proxy sees fit at the General Meeting to be held at 10:00 am (WST) on at The Seminar Room, 8th floor, Exchange Plaza, 2 The Esplanade, Perth, 30 March 2006, Western Australia and at any adjournment thereof.

Voting on Business of the General Meeting

		FOR	AGAINST	ABSTAIN
Resolution 1	Ratification of Prior Issue of Securities	☐	☐	☐
Resolution 2	Issue of Securities pursuant to Placement	☐	☐	☐

OR

In relation to the Resolutions, if the Chairman is to be your proxy and you do **not** wish to direct your proxy how to vote on these Resolutions, please place a mark in this box ☐

By marking this box, you acknowledge that the Chairman of the meeting may exercise your proxy even if he has an interest in the outcome of the resolution and votes cast by him other than as proxy holder will be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the meeting will not cast your votes on the Resolutions and your votes will not be counted in calculating the required majority if a poll is called on these Resolutions. The Chairman intends to vote in favour of these Resolutions.

IF THE CHAIRMAN IS TO BE YOUR PROXY IN RELATION TO THE RESOLUTIONS YOU MUST EITHER MARK THE BOXES DIRECTING YOUR PROXY HOW TO VOTE OR MARK THE BOX INDICATING THAT YOU DO NOT WISH TO DIRECT YOUR PROXY HOW TO VOTE, OTHERWISE THIS APPOINTMENT OF PROXY IN RELATION TO THE RESOLUTIONS WILL BE DISREGARDED.

If you mark the abstain box for a particular item, you are directing your proxy not to vote on that item on a show of hands or on a poll and that your shares are not to be counted in computing the required majority on a poll.

If two proxies are being appointed, the proportion of voting rights this proxy represents is __________%.

Signed this day of 2006

By:

Individuals and joint holders	**Companies (affix common seal if appropriate)**
Signature	Director
Signature	Director/Company Secretary
Signature	Sole Director and Sole Company Secretary

ALLIED GOLD LIMITED
ABN 86 104 855 067

Instructions for Completing 'Appointment of Proxy' Form

2. A member entitled to attend and vote at a Meeting is entitled to appoint not more than two proxies to attend and vote on their behalf. Where more than one proxy is appointed, such proxy must be allocated a proportion of the member's voting rights. If the shareholder appoints two proxies and the appointment does not specify this proportion, each proxy may exercise half the votes.

3. A duly appointed proxy need not be a member of the Company. In the case of joint holders, all must sign.

4. Corporate shareholders should comply with the execution requirements set out on the proxy form or otherwise with the provisions of Section 127 of the Corporations Act. Section 127 of the Corporations Act provides that a company may execute a document without using its common seal if the document is signed by:

   - directors of the company;
   - a director and a company secretary of the company; or
   - for a proprietary company that has a sole director who is also the sole company secretary – that director.

   For the Company to rely on the assumptions set out in Section 129(5) and (6) of the Corporations Act, a document must appear to have been executed in accordance with Section 127(1) or (2). This effectively means that the status of the persons signing the document or witnessing the affixing of the seal must be set out and conform to the requirements of Section 127(1) or (2) as applicable. In particular, a person who witnesses the affixing of a common seal and who is the sole director and sole company secretary of the company must state that next to his or her signature.

5. Completion of a proxy form will not prevent individual shareholders from attending the meeting in person if they wish. Where a shareholder completes and lodges a valid proxy form and attends the Meeting in person, then the proxy's authority to speak and vote for that shareholder is suspended while the shareholder is present at the Meeting.

6. Where a proxy form or form of appointment of corporate representative is lodged and is executed under power of attorney, the power of attorney must be lodged in like manner as this proxy.

7. To vote by proxy, please complete and sign the proxy form enclosed:

   (a) deliver the proxy form by hand to the Company's registered office at Unit 15, Level 1, 51-53 Kewdale Road, Welshpool, Western Australia; or

   (b) send the proxy from by facsimile to the Company on facsimile number (61 8) 9353 4894,

   so that it is received not later than 10:00 am on 28 March 2006.

   Proxy forms received later than this time will be invalid.